Exhibit 20.3

CAPITAL ONE MASTER TRUST (COMT)

Performance Summary - November 2008

Capital One Master Trust (COMT)

Series	COMT 2002-1
Size	$1,000 MM
Expected Maturity (Class A)	1/15/2009

Gross Monthly Payment Rate	15.56%
Delinquency Rate:
30 - 59 Days	1.39%
60 - 89 Days	1.10%
90 + Days	2.56%

Excess Spread Analysis
Series	COMT 2002-1
Portfolio Yield	18.98%
Weighted Average Coupon	1.91%
Servicing Fee Percentage	2.00%
Net Loss Rate	6.16%

Excess Spread Percentage
Nov-08	8.91%
Oct-08	6.79%
Sep-08	8.71%
3-Month Average Excess Spread	8.14%

Capital One Master Trust (COMT)

Note: Servicing Fee Percentage includes 0.75% paid as Servicer Interchange to Capital One Bank (USA), National Association as the Servicer of Capital One Master Trust.